UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: November 8, 2017
	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VEON Holdings B.V. Submits Mandatory Tender Offer in relation to Global Telecom Holding S.A.E.

Amsterdam, 8 November 2017 – VEON Holdings B.V. (the “Offeror”), a wholly-owned subsidiary of VEON Ltd., announces that, pursuant to a letter from the Egyptian Financial Supervisory Authority (“EFSA”) to the Egyptian Stock Exchange (“EGX”) dated 8 November 2017, the Offeror has deposited a mandatory tender offer with EFSA in accordance with the provisions of Chapter 12 of the Executive Regulations of the Capital Market Law No. 95 of 1992 for the purchase of up to 1,997,639,608 shares of Global Telecom Holding S.A.E (“GTH”), representing approximately 42.31% of GTH’s issued shares (the “Offer”). The Offer is at a price of EGP 7.90 per share.

The mandatory tender offer is currently being reviewed by EFSA. The abovementioned EFSA letter has been published on EGX’s website on 8 November 2017.

As the EFSA approval process is still pending, VEON is unable to comment further on this matter.

Shareholders in the United States should refer to the section titled “Special notice to shareholders in the United States” at the end of this announcement.

Important notice

This announcement contains information that is a translation of the original Arabic language. In the event of discrepancies, the original Arabic wording shall prevail.

Forward-looking statements

The Offeror considers portions of this offer document to be forward-looking statements. Forward-looking statements can be identified by the use of words such as “may”, “will”, “plan”, “should”, “expect”, “anticipate”, “estimate”, “continue” or comparable terminology. Forward-looking statements are inherently subject to risks and uncertainties, many of which the Offeror cannot predict with accuracy and some of which the Offeror might not even anticipate. Although the Offeror believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, the Offeror can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements as a result of risks and uncertainties.

The forward-looking statements contained in this announcement speak only as of the date hereof. The Offeror does not undertake to publicly update, except as required by law, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Offer restrictions

The Offer will not be made to persons whose participation in the Offer requires that any additional offer document is prepared or registration effected or that any other measures are taken in addition to those required under Egyptian law. Any offer document and any documentation relating to the Offer will not be published in or distributed to or into and must not be mailed or otherwise distributed or sent in or into any country in which the distribution or offering would require any such additional measures to be taken or would be in conflict with any law or regulation in such country. Any such action will not be permitted or sanctioned by the Offeror Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions may be disregarded.

Special notice to shareholders in the United States

The Offer described in this announcement will be subject to the laws of Egypt. It is important for US shareholders to be aware that the Offer will be subject to disclosure and takeover laws and regulations in Egypt that are different from those in the United States. As applicable, the Offeror will comply with Regulation 14E under the US Securities Exchange Act of 1934, as amended (“Exchange Act”), in connection with the Offer. The Offer is being treated in the United States as one to which the “Tier II” exemption mentioned in Rule 14d-1(d) under the Exchange Act is applicable.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THE OFFER, PASSED UPON THE FAIRNESS OR MERITS OF THIS ANNOUNCEMENT OR DETERMINED WHETHER THIS ANNOUNCEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

Contact information

VEON

Investor Relations

Bart Morselt

ir@veon.com

Media and Public Relations

Maria Piskunenko

pr@veon.com